Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors

GSE Systems, Inc:

We consent to the incorporation by reference in the registration statements No. 333-183427, No. 333-150249 and No. 333-138702 on Form S-8 and registration statements, No. 333-147537 and No. 333-126472 on Form S-3 of GSE Systems, Inc. of our report dated March 26, 2014, with respect to the consolidated balance sheets of GSE Systems, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows, for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 10-K of GSE Systems, Inc.

/s/ KPMG LLP

Baltimore, Maryland
March 26, 2014